Exhibit 99.1

                               [GRAPHIC OMITTED]
                             Fresenius Medical Care

Investor News                                  Fresenius Medical Care AG
                                               Investor Relations
                                               Else-Kroner-Str. 1
                                               D-61352 Bad Homburg

                                               Contact:

                                               Oliver Maier
                                               ------------
                                               Phone:  + 49 6172 609 2601
                                               Fax:    + 49 6172 609 2301
                                               E-mail: ir-fms@fmc-ag.com

                                               North America:
                                               Heinz Schmidt
                                               -------------
                                               Phone:  + 1 781 402 9000
                                                            Ext.:  4518
                                               Fax:    + 1 781 402 9741
                                               E-mail: ir-fmcna@fmc-ag.com

                                               Internet: http://www.fmc-ag.com
                                                         ---------------------

                                               November 03, 2005


                Fresenius Medical Care Reports Third Quarter and
              Nine Months 2005 Results; Outlook for 2005 Confirmed



Excellent Third Quarter 2005:
-----------------------------

Net Revenue                                  $ 1,717 million           +  9%

Operating Income (EBIT)                      $   237 million           + 11%

Net Income                                   $   116 million           + 14%


Excluding one-time costs

Operating Income (EBIT)                      $   244 million           + 14%

Net Income                                   $   120 million           + 18%


Fresenius Medical Care AG, November 03, 2005                             1 of 18

Bad Homburg, Germany - November 03, 2005 - Fresenius Medical Care AG ("the Company") (Frankfurt Stock Exchange: FME, FME3) (NYSE: FMS, FMS-p), the world's largest provider of Dialysis Products and Services, today announced the final results for the third quarter and nine months of 2005.

Third Quarter 2005:
-------------------

Revenue

Total revenue for the third quarter 2005 increased by 9% (8% at constant currency) to $1,717 million. The total organic growth rate worldwide was 7%. Dialysis Care revenue grew by 9% to $1,247 million (8% at constant currency) in the third quarter of 2005. Dialysis Product revenue increased by 10% to $470 million (9% at constant currency) in the same period.

North America revenue increased by 8% to $1,168 million. Dialysis Care revenue increased by 7% to $1,037 million. Average revenue per treatment for the U.S. clinics increased by 2.5% to $299 in the third quarter 2005, as compared to $291 for the same quarter in 2004. Same-store treatment growth was 3.0% (U.S. operations). Dialysis Product revenue increased by 16% to $131 million led by strong sales of our 2008K hemodialysis machines and dialyzers.

International revenue was $549 million, an increase of 12% as compared to the third quarter of 2004, or 10% adjusted for currency. Dialysis Care revenue reached $210 million, an increase of 20% (17% at constant currency). Dialysis Products revenue increased by 8% to $338 million (6% at constant currency).


Fresenius Medical Care AG, November 03, 2005                             2 of 18

Earnings

Operating income (EBIT) increased by 11% to $237 million. Operating income in the third quarter 2005 includes $7 million of one-time costs related to the transformation of Fresenius Medical Care's legal form into a Kommanditgesellschaft auf Aktien (KGaA). As previously announced, the Company expects one-time costs for the full year 2005 to be approximately $10 million for the transformation. This amount includes the one-time costs in the third quarter 2005.

Excluding one-time costs, the operating income for the third quarter 2005 increased by 14% to $244 million. This very good performance resulted in an operating margin of 14.2% compared to 13.6% for the same quarter in 2004.

Compared with the third quarter 2004, the operating margin in North America increased by 40 basis points to 14.3%. In our International segment, the operating margin increased by 130 basis points to 15.9%. The strong operational performance in the International segment was positively impacted by better production efficiencies, sales of higher margin products, favorable reimbursement environment in major dialysis service countries and foreign currency gains.

Net interest expense decreased by 8% to $42 million for the third quarter of 2005. This positive development was mainly attributable to a lower debt level in combination with lower average interest rates.

Income tax expense was $79 million in the third quarter of 2005, compared to $67 million in the third quarter of 2004, reflecting effective tax rates of 40.3% and 39.8%, respectively.

Net income in the third quarter 2005 was $116 million, an increase of 14%. Excluding one-time costs, net income increased by 18%.

Earnings per share (EPS) in the third quarter of 2005 rose by 13% to $1.19 per ordinary share ($0.40 per ADS), compared to $1.06 ($0.35 per ADS) in the third quarter of 2004. The weighted average number of shares outstanding during the third quarter of 2005 was approximately 96.8 million.


Fresenius Medical Care AG, November 03, 2005                             3 of 18

Cash Flow

In the third quarter of 2005, the Company generated $202 million in net cash from operations, which is 11.8% of revenue - at the high end of our target.

A total of $65 million (net of disposals) was used for capital expenditures. Free Cash Flow before acquisitions was $137 million for the third quarter of 2005. Days Sales Outstanding (DSO) in the third quarter of 2005 were reduced by 1 day compared to the second quarter of 2005 as a result of strong cash collection efforts, especially in North America. A total of $34 million in cash was used for acquisitions.


Nine Months ended September 30, 2005:
-------------------------------------

Earnings and Revenue

For the nine months ended September 30, 2005 net income was $339 million, up 16% from the same period in 2004. Excluding one-time costs, net income increased by 17%.

Net revenue for the nine months 2005 was $4,999 million, up 9% compared to the same period in 2004. Adjusted for currency, net revenue rose 8%.

Operating income (EBIT) increased by 11% to $695 million. Operating income for the nine months ended September 30, 2005 includes $8 million of one-time costs related to the transformation of Fresenius Medical Care's legal form into KGaA. Excluding one-time costs, operating income increased by 13% to $703 million resulting in an operating margin of 14.1% as compared to 13.6% in the same period in 2004.


Fresenius Medical Care AG, November 03, 2005                             4 of 18

Net interest expenses for the nine months ended September 30, 2005 decreased by 8% to $127 million. Income tax expense was $227 million for the nine months compared to $193 million in the same period in 2004. This reflects an effective tax rate of 40.0% for 2005.

In the nine months ended September 30, 2005 earnings per ordinary share rose by 15% to $3.50 ($1.17 per ADS).


Cash Flow

Cash from operations for nine months of 2005 was $470 million compared to $560 million in the same period of 2004. This reduction was mainly due to higher income tax payments in North America, fluctuations in collections of other receivables and a slower rate of DSO improvement this year.

A total of $162 million was used for capital expenditures, net of disposals. Free Cash Flow before acquisitions for the nine months of 2005 was $308 million as compared to $417 million in the same period of 2004. Net cash used for acquisitions was $86 million in the nine months ended September 30, 2005.

For a complete overview of the third quarter and nine months of 2005, please refer to the appendix.


Fresenius Medical Care AG, November 03, 2005                             5 of 18

Patients - Clinics - Treatments

As of the end of the third quarter in 2005, Fresenius Medical Care served approximately 130,400 patients worldwide, which represents an increase in patients of 6%. North America provided dialysis treatments for more than 88,800 patients (+4%) and the International segment served approximately 41,600 patients (+11%).

As of September 30, 2005, the Company operated a total of 1,670 clinics worldwide, comprised of 1,155 clinics (+2%) in North America and 515 clinics (+11%) in the International segment.

Fresenius Medical Care delivered approximately 14.66 million treatments in the nine months ended September 30, 2005, which represents an increase of 5% year over year. North America accounted for 10.04 million treatments (+4%) and the International segment for 4.63 million treatments (+7%).

Renal Care Group Acquisition

Shareholders of Renal Care Group, Inc. (NYSE: RCI) voted overwhelmingly at its special meeting on August 24, 2005, to adopt the merger agreement under which Fresenius Medical Care AG will acquire Renal Care Group, Inc. for $48.00 per common share.

The transaction remains subject to other customary closing conditions, including the expiration of the waiting period under the Hart-Scott Rodino Antitrust Improvements Act. The Company and Renal Care Group are in the process of responding to the Federal Trade Commission's (FTC) request for additional information related to the acquisition. The Company is still working toward closing the transaction by the end of 2005. However, our ability to complete the acquisition is dependent upon the FTC's review process and it is possible that the closing date could move into early 2006.


Fresenius Medical Care AG, November 03, 2005                             6 of 18

Change of the Legal Form to a KGaA and the Conversion of Preference Shares into Ordinary Shares

Ordinary and preference shareholders of Fresenius Medical Care approved by an overwhelming majority the proposed transformation of the Company's legal form into a partnership limited by shares (Kommanditgesellschaft auf Aktien - "KGaA") as well as the plan for a voluntary exchange offer to convert the Company's preference shares into ordinary shares. At the Extraordinary General Meeting
(EGM) on August 30, 2005, the transformation was approved by nearly 91% of the represented ordinary share capital, and the conversion was approved by nearly 94% of the represented ordinary share capital. At the Separate Meeting of Preference Shareholders, which was held immediately following the EGM, the preference share conversion proposal was approved by nearly 85% of the represented preference share capital.

On October 10, 2005 Fresenius Medical Care announced that the Company has been named in certain civil actions by a small number of shareholders contesting the resolutions of the EGM. The Company believes that these actions are without merit and it will defend vigorously the resolutions adopted by the EGM in an appropriate way.

As a result of the acceptance of these capital structure changes by the majority of the shareholders and the scope of the lawsuits, Fresenius Medical Care will continue its preparation to accomplish these value-enhancing transactions with determination.

Additional information related to the anticipated change of the legal form and the planned conversion of preference shares into ordinary shares can be accessed on the website of Fresenius Medical Care at www.fmc-ag.com or www.fmc-ag.de. Form F-4 can be accessed at the Securities and Exchange Commission's website at www.sec.gov.


Fresenius Medical Care AG, November 03, 2005                             7 of 18

Outlook 2005 - Confirmed

For the full year 2005, the Company reconfirms its outlook and expects top-line revenue growth at constant currency between 6% and 9% and net income growth between 12% and 15%. The Company expects to achieve the upper end of the net income guidance. This guidance does not take into effect the impact of the Renal Care Group acquisition or the one-time costs for the full year 2005 in connection with the transformation of the Company's legal form, nor the conversion of the preference shares into ordinary shares.

Furthermore, the Company now expects capital expenditures of about $250-300 million and spending on acquisitions of about $125-175 million. Previously, the Company anticipated capital expenditures of about $350-400 million and spending on acquisitions of about $200-250 million.

Ben Lipps, Chief Executive Officer of Fresenius Medical Care, commented: "Europe and North America, with solid performance from our Latin America and Asia Pacific regions, contributed to our excellent third quarter and nine months financial results, and exceeded expectations. As a result we now expect net income for the year to be at the upper end of our guidance for 2005. Our financial performance shows the continued strength of our business segments worldwide. We have clearly maintained our operational focus while advancing our three major initiatives - the acquisition of Renal Care Group, the corporate structure transformation, and the movement towards one share class, resulting from the preference share conversion offer."


Fresenius Medical Care AG, November 03, 2005                             8 of 18

Video Webcast

Fresenius Medical Care will hold an analyst meeting at its headquarters in Bad Homburg, Germany, to discuss the results of the third quarter and nine months on November 3, 2005 at 2.45pm CET / 8.45am EST. The Company invites investors to view the live video webcast of the meeting at the Company's website www.fmc-ag.com in the "Investor Relations" section. A replay will be available shortly after the meeting.


Fresenius Medical Care AG is the world's largest, integrated provider of products and services for individuals undergoing dialysis because of chronic kidney failure, a condition that affects more than 1,300,000 individuals worldwide. Through its network of approximately 1,670 dialysis clinics in North America, Europe, Latin America, Asia-Pacific and Africa, Fresenius Medical Care provides dialysis treatment to approximately 130,400 patients around the globe. Fresenius Medical Care is also the world's leading provider of dialysis products such as hemodialysis machines, dialyzers and related disposable products. For more information about Fresenius Medical Care visit the Company's website at www.fmc-ag.com.


This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG's reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG does not undertake any responsibility to update the forward-looking statements in this release.


Fresenius Medical Care AG, November 03, 2005                             9 of 18

Fresenius Medical Care AG                       Three Months Ended                            Nine Months Ended
Statement of Earnings                             September 30,                                 September 30,
-------------------------------------------------------------------------------------------------------------------------------
(in US-$ thousands, except                    2005             2004      % Change           2005             2004      % Change
share and per share data)
(unaudited)
Net revenue
Dialysis Care                            1,246,949        1,148,863          8.5%      3,610,057        3,334,011          8.3%
Dialysis Products                          469,810          427,755          9.8%      1,389,392        1,253,965         10.8%
Total net revenue                        1,716,759        1,576,618          8.9%      4,999,449        4,587,976          9.0%

Cost of revenue                          1,124,189        1,059,501          6.1%      3,280,887        3,063,759          7.1%
Gross profit                               592,570          517,117         14.6%      1,718,562        1,524,217         12.8%
Selling, general and administrative        341,889          291,294         17.4%        983,402          861,126         14.2%
Research and development                    13,705           11,767         16.5%         40,096           38,169          5.0%
Operating income (EBIT)                    236,976          214,056         10.7%        695,064          624,922         11.2%

Interest income                             (5,320)          (4,188)        27.0%        (11,274)          (9,908)        13.8%
Interest expense                            47,154           49,525         -4.8%        138,035          147,267         -6.3%
Interest expense, net                       41,834           45,337         -7.7%        126,761          137,359         -7.7%
Earnings before income taxes               195,142          168,719         15.7%        568,303          487,563         16.6%
and minority interest
Income tax expense                          78,639           67,126         17.2%        227,156          193,388         17.5%
Minority interest                              558             (539)      -203.5%          1,727              367        370.6%
Net income                                 115,945          102,132         13.5%        339,420          293,808         15.5%

Operating income (EBIT)                    236,976          214,056         10.7%        695,064          624,922         11.2%
Depreciation and amortization               61,971           57,540          7.7%        183,299          171,367          7.0%
EBITDA                                     298,947          271,596         10.1%        878,363          796,289         10.3%

Total bad debt expenses                     37,068           31,839                                       102,066       94,528

Earnings per Ordinary share           $       1.19     $       1.06         12.9%   $       3.50     $       3.04         15.4%
Earnings per Ordinary ADS             $       0.40     $       0.35         12.9%   $       1.17     $       1.01         15.4%

Earnings per Preference share         $       1.21     $       1.07         12.7%   $       3.56     $       3.09         15.1%
Earnings per Preference ADS           $       0.40     $       0.36         12.7%   $       1.19     $       1.03         15.1%

Weighted average number
of shares
Ordinary shares                         70,000,000       70,000,000                   70,000,000       70,000,000
Preference shares                       26,797,112       26,247,417                   26,421,404       26,231,287

Percentages of revenue
Cost of revenue                               65.5%            67.2%                        65.6%            66.8%
Gross profit                                  34.5%            32.8%                        34.4%            33.2%
Selling, general and administrative           19.9%            18.5%                        19.7%            18.8%
Research and development                       0.8%             0.7%                         0.8%             0.8%
Operating income (EBIT)                       13.8%            13.6%                        13.9%            13.6%
Interest expense, net                          2.4%             2.9%                         2.5%             3.0%
Earnings before income taxes                  11.4%            10.7%                        11.4%            10.6%
and minority interest

Income tax expense                             4.6%             4.3%                         4.5%             4.2%
Minority interest                              0.0%             0.0%                         0.0%             0.0%
Net income                                     6.8%             6.5%                         6.8%             6.4%

EBITDA                                        17.4%            17.2%                        17.6%            17.4%
-------------------------------------------------------------------------------------------------------------------------------

Fresenius Medical Care AG, November 03, 2005                            10 of 18

Fresenius Medical Care AG              Three Months Ended                          Six Months Ended
Segment and Other Information             September 30,                              September 30,
---------------------------------------------------------------------------------------------------------------------
(in US-$ million)                     2005           2004*       % Change         2005           2004*       % Change
(unaudited)
Net revenue
North America                        1,168          1,086            7.5%        3,383          3,149            7.4%
International                          549            491           11.9%        1,616          1,439           12.3%
Total net revenue                    1,717          1,577            8.9%        4,999          4,588            9.0%

Operating income (EBIT)
North America                          167            151           11.2%          471            433            8.7%
International                           87             71           21.4%          261            218           20.0%
Corporate                              (17)            (8)         113.5%          (37)           (26)          41.9%
Total operating income (EBIT)          237            214           10.7%          695            625           11.2%

Operating income (EBIT)
in percentage of revenue
North America                         14.3%          13.9%                        13.9%          13.8%
International                         15.9%          14.6%                        16.2%          15.1%
Total                                 13.8%          13.6%                        13.9%          13.6%

Employees
Full-time equivalents
(Sep. 30 compared to Dec. 31)                                                   47,030         44,526
---------------------------------------------------------------------------------------------------------------------

* The management responsibility for the Mexican business has been transferred from the segment International to the segment North America starting January 1, 2005. 2004 segment information has been restated accordingly.


Fresenius Medical Care AG, November 03, 2005                            11 of 18

Reconciliation of non US-GAAP
financial measures to the most directly                 Three Months Ended         Nine Months Ended
comparable US-GAAP financial measures                       September 30,            September 30,
-----------------------------------------------------------------------------------------------------
(in US-$ million)                                        2005         2004*        2005         2004*
(unaudited)
Segment information North America
Net revenue                                             1,168        1,086        3,383        3,149
Costs of revenue and research and development             823          777        2,405        2,268
Selling, general and administrative                       178          158          507          447
Costs of revenue and operating expenses                 1,001          935        2,912        2,715
Operating income (EBIT)                                   167          151          471          434

Annualized EBITDA
Operating income (EBIT) last twelve months                                          922          833
Depreciation and amortization last twelve months                                    245          228
Non-cash charges                                                                      8           14
Annualized EBITDA                                                                 1,175        1,075
-----------------------------------------------------------------------------------------------------

* The management responsibility for the Mexican business has been transferred from the segment International to the segment North America starting January 1, 2005. 2004 segment information has been restated accordingly.


Reconciliation of non US-GAAP
financial measures to the most directly          Three Months Ended                 Nine Months Ended
comparable US-GAAP financial measures               September 30,                     September 30,
---------------------------------------------------------------------------------------------------------------
(in US-$ million)                                 2005       2004    % Change       2005       2004    % Change
(unaudited)

Operating income (EBIT)                            237        214         11%        695        625         11%
One-time costs for
transformation of legal form                         7          0                      8          0
Operating income (EBIT)
excluding one-time costs                           244        214         14%        703        625         13%

Net income                                         116        102         14%        339        294         16%
One-time costs for
transformation of legal form                         4          0                      5          0
Net income
excluding one-time costs                           120        102         18%        344        294         17%
---------------------------------------------------------------------------------------------------------------

These non US-GAAP financial measures are provided to assist readers in evaluation of Fresenius Medical Care's underlying operating performance before this non-recurring item.


Fresenius Medical Care AG, November 03, 2005                            12 of 18

Fresenius Medical Care AG                                             September 30, December 31,
Balance Sheet                                                          (unaudited)
------------------------------------------------------------------------------------------------
(in US-$ million)                                                          2005          2004
Assets
Current assets                                                            2,526         2,446
Intangible assets                                                         4,051         4,047
Other non-current assets                                                  1,392         1,469
Total assets                                                              7,969         7,962

Shareholders' equity and liabilities
Current liabilities                                                       1,658         1,938
Long-term liabilities                                                     2,481         2,389
Shareholders' equity                                                      3,830         3,635
Total shareholders' equity and liabilities                                7,969         7,962

Equity/assets ratio:                                                         48%           46%


Debt
Short-term borrowings                                                       177           419
Short-term borrowings from related parties                                    5             6
Current portion of long-term debt and capital lease obligations             118           230
Long-term debt and capital lease obligations, less current portion          757           545
Trust Preferred Securities                                                1,205         1,279
Total debt                                                                2,262         2,479
------------------------------------------------------------------------------------------------

Fresenius Medical Care AG, November 03, 2005                            13 of 18

Fresenius Medical Care AG
Cash Flow Statement                                          2005          2004
-------------------------------------------------------------------------------
Nine Months Ended September 30,
(in US-$ million)
(unaudited)

Operating activities
Net income                                                    339           294
Depreciation / amortization                                   183           171
Change in working capital and other non-cash items            (52)           95
Cash Flow from operating activities                           470           560

Investing activities
Purchases of property, plant and equipment                   (175)         (156)
Proceeds from sale of property, plant and equipment            13            13
Capital expenditures, net                                    (162)         (143)
Free Cash Flow                                                308           417

Acquisitions, net of cash acquired                            (86)          (74)
Free Cash Flow after investing activities                     222           343

Financing activities
Change in accounts receivable securitization program         (222)          (91)
Change in intercompany debt                                     0           (23)
Change in other debt                                          112           (97)
Proceeds from exercise of stock options                        49             2
Dividends paid                                               (137)         (122)
Cash Flow from financing activities                          (198)         (331)

Effects of exchange rates on cash                              (3)           (2)
Net increase in cash                                           21            10

Cash at beginning of period                                    59            48
Cash at end of period                                          80            58
-------------------------------------------------------------------------------


Fresenius Medical Care AG, November 03, 2005                            14 of 18

Fresenius Medical Care AG
Quarterly Performance Scorecard - Revenue
------------------------------------------------------------------------------------------------------------
Three months ended September 30,                          2005           cc            2004*          cc
(in US-$ thousands, except per-treatment revenue)
North America
Net revenue                                          1,168,116                    1,086,322
Growth year-over-year                                      7.5%                        10.5%

Dialysis Care                                        1,036,568                      973,131
Growth year-over-year                                      6.5%                        11.3%
U.S. per treatment                                         299                          291
Per treatment                                              296                          290
Sequential growth                                          1.5%                         0.9%
Growth year-over-year                                      2.0%                         4.3%

Dialysis Products
incl. internal sales                                   224,343                      205,188
less internal sales                                    (92,795)                     (91,997)
External sales                                         131,548                      113,191

Dialysis Products
incl. internal sales                                   224,343                      205,188
Growth year-over-year                                      9.3%                         3.7%
External sales                                         131,548                      113,191
Growth year-over-year                                     16.2%                         3.5%

International
Net revenue                                            548,642                      490,295
Growth year-over-year                                     11.9%           9.8%         15.1%           7.3%

Dialysis Care                                          210,381                      175,732
Growth year-over-year                                     19.7%          16.5%         22.0%          14.0%
Per treatment                                              130            126           120            112
Sequential growth                                         -0.2%                        -2.4%
Growth year-over-year                                      8.4%           5.5%         16.0%           8.4%

Dialysis Products
incl. internal sales                                   390,211                      350,282
less internal sales                                    (51,950)                     (35,719)
External sales                                         338,261                      314,563

Dialysis Products
incl. internal sales                                   390,211                      350,282
Growth year-over-year                                     11.4%           9.6%         12.1%           4.3%
External sales                                         338,261                      314,563
Growth year-over-year                                      7.5%           6.1%         11.6%           3.9%
------------------------------------------------------------------------------------------------------------

cc = at constant exchange rates

* The management responsibility of the Mexican business has been transferred from the segment International to the segment North America starting January 1, 2005. 2004 segment information has been restated accordingly.


Fresenius Medical Care AG, November 03, 2005                            15 of 18

Fresenius Medical Care AG
Quarterly Performance Scorecard - Dialysis Care Volume
------------------------------------------------------------------------------------------
Three months ended September 30,                                    2005            2004*
North America
Number of treatments                                           3,430,832       3,280,401
Treatments per day                                                43,422          41,521
Per day sequential growth                                            1.0%            0.3%
Per day year-over-year growth                                        4.6%            4.0%
of which:
 - Acquisitions                                                      1.3%            1.3%
 - Same store growth year-over-year                                  3.3%            3.3%
 - Adjustment for closed/sold facilities, yield and other            0.0%           -0.6%

International
Number of treatments                                           1,619,803       1,466,439
Same store growth year-over-year                                     9.4%            3.5%
------------------------------------------------------------------------------------------


Fresenius Medical Care AG
Quarterly Performance Scorecard - Expenses
------------------------------------------------------------------------------------------
Three months ended September 30,                                    2005            2004*
North America
Costs of revenue and operating expenses
Percent of revenue                                                  85.7%           86.1%
Selling, general and administrative
Percent of revenue                                                  15.2%           14.5%
Bad debt expenses
Percent of revenue                                                   3.0%            2.6%
Dialysis Care operating expenses/Treatment (in US-$)                 254             251
Sequential growth                                                    0.4%            0.1%
Growth year-over-year                                                1.1%            3.9%

Total Group
Costs of revenue and operating expenses
Percent of revenue                                                  86.2%           86.4%
Selling, general and administrative
Percent of revenue                                                  19.9%           18.5%
Effective tax rate                                                  40.3%           39.8%
------------------------------------------------------------------------------------------

* The management responsibility for the Mexican business has been transferred from the segment International to the segment North America starting January 1, 2005. 2004 segment information has been restated accordingly.


Fresenius Medical Care AG, November 03, 2005                            16 of 18

Fresenius Medical Care AG
Quarterly Performance Scorecard - Cash Flow/Investing Activities
--------------------------------------------------------------------------------
Three months ended September 30,                             2005          2004*
(in US-$ thousands, except number of de novos)

Total Group
Operating Cash Flow                                       201,870       209,177
Percent of revenue                                           11.8%         13.3%

Free Cash Flow, before acquisitions                       137,452       160,840
Percent of revenue                                            8.0%         10.2%

Acquisitions, net                                          34,195        22,035

Capital expenditures, net                                  64,418        48,336
Percent of revenue                                            3.8%          3.1%

Maintenance                                                35,197        28,593
Percent of revenue                                            2.1%          1.8%

Growth                                                     29,221        19,743
Percent of revenue                                            1.7%          1.3%

Number of de novos                                             14            10
North America                                                   6             5
International                                                   8             5
--------------------------------------------------------------------------------


Fresenius Medical Care AG
Quarterly Performance Scorecard - Balance Sheet
--------------------------------------------------------------------------------
Three months ended September 30,                             2005          2004*

Total Group
Debt (in US-$ million)                                      2,262         2,519
Debt/EBITDA                                                   1.9           2.3

North America
Days sales outstanding                                         63            66
Sequential development                                       -3.1%         -4.3%
Year-over-year development                                   -4.5%         -9.6%

International
Days sales outstanding                                        122           124
Sequential development                                       -0.8%          1.6%
Year-over-year development                                   -1.6%        -10.1%
--------------------------------------------------------------------------------

* The management responsibility for the Mexican business has been transferred from the segment International to the segment North America starting January 1, 2005. 2004 segment information has been restated accordingly.


Fresenius Medical Care AG, November 03, 2005                            17 of 18

Fresenius Medical Care AG
Quarterly Performance Scorecard
----------------------------------------------------------------------------------------
Three months ended September 30,                                     2005          2004
Clinical Performance
North America
Urea reduction >= 65%                                                  90%           91%
Single Pool Kt/v > 1.2                                                 93%           94%
Hemoglobin >= 11g/dl                                                   82%           81%
Albumin >= 3.5 g/dl*                                                   79%           80%
Hospitalization Days per Patient (12 months ending Sep. 30,)         11.9          12.5


Demographics
North America
Average age (yr)                                                       61            61
Average time on dialysis (yr)                                         3.4           3.4
Average body weight (kg)                                               77            76
Prevalence of diabetes                                                 52%           52%
----------------------------------------------------------------------------------------

* International standard BCR CRM470


Fresenius Medical Care AG, November 03, 2005                            18 of 18